February 8, 2021

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Global Total Return (File Nos. 333-251787, 811-21547) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 27, 2021, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on December 29, 2020 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comment followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes discussed in this letter resolve the matters raised. The Registrant is filing this response in advance of filing of Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

1.	Comment. The Staff notes the following disclosure on the cover page of the prospectus:

“Investing in our securities involves certain risks, including the risks associated with the Fund’s use of leverage. You could lose some or all of your investment. See “Risk Factors” beginning on page xx of this prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss to purchasers of our securities. You should consider carefully these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our securities.”

Please include a reference to the risk of junk bonds.

Response. The Registrant has revised the disclosure to read as follows:

“Investing in our securities involves certain risks, including the risks associated with investing in securities rated below investment grade, commonly referred to as “junk bonds,” and the Fund’s use of leverage. You could lose some or all of your investment. See “Risk Factors” beginning on page xx of this prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss to purchasers of our securities. You should consider carefully these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our securities.”

2.	Comment. Please confirm that pursuant to the FAST Act, Registrant will comply with the requirement to hyperlink the Table of Contents.

Response. The Registrant confirms that the Table of Contents for the prospectus will be hyperlinked.

3.	Comment. On page 2 of the prospectus, in the second paragraph in the section titled “Dividends and Distributions on Common Shares,” “return of capital” is referenced for the first time. Please disclose in plain English what is “return of capital.”

Response: Registrant has added the following to the second paragraph: “A return of capital is a return of all or a portion of a shareholder’s investment in the Fund.”

4.	Comment. We note that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and what amount, the Fund intends to invest in CoCos.

Response. The Registrant does not currently anticipate investing in contingent convertible securities as a principal investment strategy, but reserves the right to do so in the future. Accordingly, the Registrant respectfully submits that the disclosure as written accurately reflects the Registrant’s principal investment strategies and principal investment risks.

5.	Comment. Please consider listing the risks in the summary and statutory sections of the prospectus in order of importance rather than alphabetically, as suggested by Dalia Blass in her Keynote Address during the ICI Securities Law Developments Conference (Oct. 25, 2018).

Response: The Registrant respectfully declines to make the Staff’s requested change at this time. In addition to the Director’s speech cited above, the Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-riskss-disclosure) (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-2 does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, given the Fund’s broad, multi-sleeved investment mandate, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant respectively notes that it has the following disclosure at the beginning of the “Fund Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

6.	Comment. On page 64, in the second paragraph in the section titled “Closed-End Fund Structure”, it states “The Board of Trustees might also consider converting the Fund to an open-end mutual fund, which would also require a vote of the shareholders of the Fund.” Please describe what factors the Board would consider in converting the Fund to an open-end mutual fund.

Response. In determining whether to submit to the Registrant’s shareholders a proposal to convert to an open-end company, the Board of Trustees would consider all factors it determined to be relevant, including, potentially and without limitation, the relationship of the market price of the Common Shares to net asset value, the extent to which the Registrant’s capital structure is leveraged and the possibility of re-leveraging, the spread, if any, between the yields on securities in the Registrant’s portfolio and interest and dividend charges on outstanding borrowings or any preferred shares issued by the Registrant and general market and economic conditions.

7.	Comment. The Staff notes that Registrant filed a Form 8-K on January 12, 2021. On page 91, in the section titled “Incorporation By Reference”, please add the following to the end of paragraph two “provided, however, that the information “furnished” under Item 2.02 or Item 7.01 of Form 8-K, or other information "furnished" to the SEC which is not deemed filed is not deemed incorporated by reference into this filing, unless the Registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act.” Additionally, please list the Form 8-K and Form N-CEN that were recently filed by Registrant to the bulleted list, which appears after paragraph two.

Response. The Registrant has updated paragraph two and the bulleted list as follows (new text in bold):

“The documents listed below, and any reports and other documents subsequently filed with the SEC pursuant to Rule 30(b)(2) under the 1940 Act and Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering will be incorporated by reference into this Prospectus and deemed to be part of this Prospectus from the date of the filing of such reports and documents, provided, however, that the information “furnished” under Item 2.02 or Item 7.01 of Form 8-K, or other information "furnished" to the SEC which is not deemed filed is not deemed incorporated by reference into this filing, unless the Registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act.

■	the Fund’s Statement of Additional Information, dated [ ], 2021, filed with this Prospectus;

■	the Fund’s Annual Report on Form N-CSR, filed on December 30, 2020;

■	the Fund’s description of Common Shares on Form 8-1, filed on June 28, 2012~~.~~;

■	the Fund’s Form 8-K, filed on January 12, 2021.

The Registrant notes that General Instruction F to Form N-2 requires the Registrant to incorporate by reference reports filed pursuant to Section 13 of the Exchange Act. While Form N-CEN is required by Rule 30a-1 under the 1940 Act, it is not required pursuant to Section 13 of the Exchange Act. Moreover, the Registrant submits that it would be inappropriate to incorporate into the Registration Statement “census-type” structured data intended to be utilized by the Commission that is not otherwise required to be delivered to the Registrant’s shareholders. Accordingly, the Registrant respectfully declines to incorporate by reference the Registrant’s Form N-CEN.

STATEMENT OF ADDITIONAL INFORMATION

8.	Comment. On page B-1, “Description of Ratings”, there is a footnote 1 marker, but the associated footnote is missing. Please revise.

Response. The Registrant will revise the formatting so that the footnote appears on the same page as the footnote marker.

SIGNATURE PAGE

9.	Comment. The Staff notes that for an initial registration statement, the Powers of Attorneys referenced by the Signature Page should be dated within six months of the date of the initial registration statement. Please file updated Powers of Attorneys.

Response. Rule 483(b) under the Securities Act provides that powers of attorney filed with the Commission shall relate to a specific filing, but does not indicate that a power of attorney must relate to a specific filing and no other filing. The powers attorney filed with the Registration Statement clearly contemplate the Registration Statement and are, furthermore, consistent with powers of attorney used by registrants throughout the industry, as well as those used by other Calamos funds in connection with registration statements that have been declared effective by the Commission. Accordingly, the Registrant respectfully declines to file new powers of attorney at this time.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-1105.

Sincerely,

/s/Tammie Lee

Tammie Lee

Cc: J. Christopher Jackson, Calamos Investments

Paulita Pike, Ropes & Gray LLP

Rita Rubin, Ropes & Gray LLP

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